Exhibit 99.1

LEIFRAS to Become an Equity Method Affiliate of Oriental Land

Deepening a Partnership to Create Businesses Together Through Additional Investment by Oriental Land Innovations

TOKYO, Nov. 5, 2026/PRNewswire/ – LEIFRAS Co., Ltd. (headquartered in Shibuya-ku, Tokyo; Representative Director and CEO: Kiyotaka Ito; listed on the Nasdaq Capital Market under the ticker symbol LFS; “Leifras”) announced that it had entered into an investment agreement and a registration rights agreement with Oriental Land Innovations Co., Ltd. (headquartered in Urayasu City, Chiba Prefecture; Representative Director and President: Maki Asahata; “OLI”), a subsidiary of Oriental Land Co., Ltd. (headquartered in Urayasu City, Chiba Prefecture; Representative Director, President and COO: Wataru Takahashi; “OLC” and together with its subsidiaries, the “Oriental Land Group”), for OLI’s acquisition of 400,041 ordinary shares held in treasury by the Company at a price of JPY345 per share as an additional investment in Leifras (the “Treasury Share Acquisition”). Concurrently, Kiyotaka Ito, Representative Director and CEO of Leifras, entered into a share purchase agreement with OLI for the sale of 4,723,000 ordinary shares of Leifras held by him to OLI (the “Share Transfer” and, together with the Treasury Share Acquisition, the “Additional Investment”).

The Additional Investment is expected to close on November 27, 2026, subject to the satisfaction or waiver of applicable closing conditions.

About the Additional Investment

Since OLI’s initial investment in Leifras in November 2023, Leifras has deepened mutual understanding and trust through collaboration and cooperation with various divisions of the Oriental Land Group.

This Additional Investment will further develop the partnership established to date. Following the Additional Investment, OLI’s shareholding and voting rights ratios in Leifras are each expected to be approximately 20% and Leifras is expected to become an equity-method affiliate of OLC.

OLI is also expected to participate in Leifras’ management following the Additional Investment through one director nominated by OLI, subject to Leifras’ reasonable satisfaction with the nominee and the applicable shareholder approval process, and/or through one non-voting board observer appointed by OLI to attend and speak at meetings of Leifras’ board of directors. Through this participation, the two companies aim to further strengthen their collaboration, create new value in sports and education, and sustainably enhance Leifras’ corporate value.

Future Outlook Following the Additional Investment

Since its founding in 2001, Leifras has sought to develop children’s non-cognitive skills and address social issues through sports, guided by its corporate philosophy, “To Change and Design Sports.” Its businesses include children’s sports schools, support for the regional transition of school club activities, community collaboration, healthcare, and after-school day services.

The Oriental Land Group’s corporate mission is to provide dreams, moving experiences, joy, and peace of mind. It also identifies “Happiness of children” as one of its environmental, social and governance materiality themes. These values align closely with Leifras’ commitment to supporting children’s growth through sports and helping each child realize their potential.

By receiving this Additional Investment, Leifras will deepen its partnership with the Oriental Land Group and explore new opportunities in sports and education, combining its nationwide sports school platform and coaching expertise with the Oriental Land Group’s knowledge and strengths.

Leifras will continue to create environments that encourage children to dream, embrace challenges, and realize their potential, while addressing social issues through sports and education and building long-term corporate value.

Comments from Company Representatives

Maki Asahata, Representative Director and President, Oriental Land Innovations Co., Ltd.

“We aim to help every child realize their potential and create more opportunities for children to dream and take on new challenges. We are delighted to deepen our partnership with Leifras, which shares this aspiration, through this Additional Investment. We believe that diverse experiences and interactions with others are essential to children’s growth. By bringing together our respective strengths and knowledge, we will work toward a future in which children can discover their potential and shine in their own way.”

Kiyotaka Ito, Representative Director and CEO, LEIFRAS Co., Ltd.

“Since our founding, we have worked to help children realize their potential, guided by our belief that sports can develop people, enrich lives, and transform society. We are delighted and encouraged to deepen our partnership with the Oriental Land Group, which shares our commitment to children’s dreams and growth. We want to build a society in which every child can dream, embrace challenges, and fulfill their potential through sports. With this shared purpose, we will bring together our strengths and expertise to address social issues and create new value through sports and education.”

About Oriental Land Innovations Co., Ltd.

Oriental Land Innovations Co., Ltd. is the corporate venture capital company responsible for creating new businesses for the Oriental Land Group. Through investment in and support for venture companies and the promotion of collaboration with the Oriental Land Group, OLI aims to create new businesses that contribute to a society offering dreams, moving experiences, joy, and peace of mind.

Company name	Oriental Land Innovations Co., Ltd.
Address	1-8-1 Mihama, Urayasu City, Chiba Prefecture, Japan
Representative	Maki Asahata, Representative Director and President
Established	June 5, 2020
Business activities	Investment in and support for venture companies and promotion of collaboration with the Oriental Land Group
Capital	JPY 50 million
Shareholder	Oriental Land Co., Ltd. (100%)
Website	https://www.oli.olc.co.jp/

About LEIFRAS Co., Ltd.

Under its corporate philosophy, “To Change and Design Sports,” LEIFRAS Co., Ltd. addresses issues facing communities and society through sports and education, maintaining its founding commitment to developing children’s non-cognitive skills.

Company name	LEIFRAS Co., Ltd.
Representative	Kiyotaka Ito, Representative Director and CEO
Established	August 28, 2001
Business activities	Sports schools, events, alliances, school club activity support, community collaboration, healthcare, and after-school day services
Capital	JPY 784,666,480 (including capital reserves)
Employees	5,447 (1,177 full-time employees and 4,270 crew members), as of September 2026
Listing	Nasdaq Capital Market (ticker symbol: LFS)
Website	https://leifras.co.jp/

Securities Notice

The offer and sale of shares pursuant to the Treasury Share Acquisition are being made in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The securities have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of those laws.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

LEIFRAS Co., Ltd.

Investor Relations Department

Email: IR@leifras.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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